EXHIBIT 12

DARDEN RESTAURANTS, INC.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)
(Unaudited)

	Three Months Ended		Nine Months Ended
	February 24, 2013	February 26, 2012	February 24, 2013	February 26, 2012
Consolidated earnings from continuing operations before income taxes	$173.2	$217.8	$362.6	$437.3
Plus fixed charges:
Gross interest expense(1)	32.7	29.1	95.8	78.3
40% of restaurant and equipment minimum rent expense	16.4	13.6	46.4	39.2
Total fixed charges	49.1	42.7	142.2	117.5
Less capitalized interest	(0.7)	(1.3)	(2.4)	(3.0)
Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$221.6	$259.2	$502.4	$551.8
Ratio of consolidated earnings from continuing operations to fixed charges	4.5	6.1	3.5	4.7

(1)     Gross interest expense includes interest recognized in connection with our unrecognized income tax benefits